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                              January 31, 2023

       Ruilin Xu
       Chief Executive Officer
       Top KingWin Ltd
       Room 1304, Building No. 25, Tian   an Headquarters Center, No. 555
       North Panyu Avenue, Donghuan Street
       Panyu District, Guangzhou, Guangdong Province, PRC 511400

                                                        Re: Top KingWin Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed January 18,
2023
                                                            File No. 333-269290

       Dear Ruilin Xu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed January 18, 2023

       We may experience extreme stock price volatility unrelated to our actual or expected operating performance..., page 56

   1. We note your response to comment 2. Please revise to disclose as you do in your January
                                                        18, 2023 letter, that
there are no known factors particular to your offering that may add to this risk.
       Dilution, page 68

   2. Please revise your disclosure to specifically state the dollar value of the adjusted net tangible book value and
the pro forma adjusted net tangible book value. Please include in your response the exact
calculation of both of these items, including balance sheet line
 Ruilin Xu
Top KingWin Ltd
January 31, 2023
Page 2
      items and actual dollar value of each line items.
Executive Compensation, page 124

3. Please revise to update your executive compensation disclosure for fiscal year 2022. This comment also applies to your Related Party Transactions disclosure.

Exhibits

4. We note that your disclosure indicates that your PRC counsel, Jingtian & Gongcheng, is of the opinion that you are not subject to a cybersecurity review under the Measures for
      Cybersecurity Review (2021), however, Exhibit 99.1 does not appear to speak to this issue. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameRuilin Xu
                                                           Division of
Corporation Finance
Comapany NameTop KingWin Ltd
                                                           Office of Trade &
Services
January 31, 2023 Page 2
cc:       Anna Jinhua Wang, Esq.
FirstName LastName